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VIA EDGAR TRANSMISSION

Ms. Tonya K. Aldave

Mr. John Dana Brown
Division of Corporation Finance

Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines Inc.

Registration Statement on Form F-3

Filed April 30, 2018

File No. 333-224546

Response to Staff Comment Letter dated June 20, 2018

Dear Ms. Aldave and Mr. Brown:

Gol Linhas Aéreas Inteligentes S.A. (Gol Intelligent Airlines Inc., or the “Company”) received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) on June 20, 2018, regarding the Company’s June 7, 2018 response to the Staff’s May 24, 2018 comment letter regarding the Company’s Registration Statement on Form F-3, filed on April 30, 2018 (the “Form F-3”). This letter provides the Company’s responses to the Staff’s comment. For your convenience, we have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below.

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Supplemental Response Filed on June 7, 2018

SEC Comment

We note your response to our prior comment 1 and the proposed revised disclosure regarding the mandatory arbitration provision you plan to include in the prospectus supplement. Please confirm that you will also add a discussion of the impact of the arbitration provisions on U.S. holders of your shares or ADSs under the federal securities laws.

Response to Comment

The Company will expand its proposed disclosure regarding the mandatory arbitration provision to include a discussion of its impact on U.S. holders of the Company’s preferred shares or ADSs under the U.S. federal securities laws. As discussed, the Company will include this additional disclosure, as set forth in the following text, in a prospectus supplement to be filed before any resale under the F-3:

In connection with our listing on the Level 2 segment of the Differentiated Corporate Governance Practices of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the Brazilian National Monetary Council (Conselho Monetário Nacional, or the “CMN”), the Brazilian Central Bank or the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—Markets.”

The mandatory arbitration provision has no impact on U.S. holders of our preferred shares or ADSs under the U.S. federal securities laws. The provision only impacts a U.S. holder of our preferred shares by requiring that any claims by such holder in Brazil under the Brazilian laws and regulations referred to above be subject to the mandatory arbitration provision. Therefore, if a U.S. holder of ADSs wants to bring such a claim, it would need to first unwind its ADSs in order to receive the underlying preferred shares, after which it could bring the claim to arbitration in Brazil.

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The Company acknowledges that:

  it is responsible for the adequacy and accuracy of disclosures in its filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55 (11) 3927-7702, or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.
Gol Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.
Title: Chief Financial Officer

cc:  Tobias Stirnberg

      Milbank, Tweed, Hadley & McCloy LLP